Exhibit 99.5

Report of Independent Auditors

To the Board of Directors of
Caterpillar Financial Services Corporation

We have examined management’s assertion that Caterpillar Financial Services Corporation has complied, with all material respects, as of and for the year ended December 31, 2005, with its established minimum servicing standards described in the accompanying Management’s Assertion dated March 29, 2006. Caterpillar Financial Services Corporation’s management is responsible for the assertion. Our responsibility is to express an opinion on the assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence supporting management’s assertion and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on Caterpillar Financial Services Corporation’s compliance with specified requirements.

In our opinion, management’s assertion referred to above is fairly stated, in all material respects, based on the criteria set forth in Appendix I.

/s/ PricewaterhouseCoopers LLP
Peoria, Illinois

March 29, 2006

Management’s Assertion

March 29, 2006

As of and for the year ended December 31, 2005, Caterpillar Financial Services Corporation (the “Company”) has complied, in all material respects, with the Company’s established minimum servicing standards for the receivables in Caterpillar Financial Asset Trust 2005-A as set forth in Appendix I (the “Standards”).  The Standards are based on the Mortgage Banker’s Association of America’s Uniform Single Attestation Program for Mortgage Bankers, modified to address the unique characteristics of servicing construction equipment loans.

/s/ Steven R. Elsesser
Steven R. Elsesser
Controller

/s/ James A. Duensing
James A. Duensing
Treasurer

APPENDIX I

Caterpillar Financial Services Corporation Minimum Servicing Standards

I.                                         BANK ACCOUNTS

Reconciliations shall be prepared on a monthly basis for all lockbox bank accounts and related bank clearing accounts.  These reconciliations shall:

•                  be mathematically accurate;
•                  be prepared within forty-five (45) calendar days after the cutoff date;
•                  be received and approved by someone other than the person who prepared the reconciliation; and
•                  document explanations for reconciling items.  These reconciling items shall be resolved within ninety (90) calendar days of their original identification.

II.                                     PAYMENTS

1.               Payments shall be deposited into the servicer’s bank accounts and related bank clearing accounts within two business days of receipt.

2.               Payments made in accordance with the debtor’s loan documents shall be posted to the applicable account records within two business days of receipt.

3.               Payments shall be allocated to principal, interest, insurance or other escrow items (e.g., late charges) in accordance with the loan documents.

4.               Payments identified as loan payoffs shall be allocated in accordance with the loan documents.

III.                                 DISBURSEMENTS

Amounts remitted to investors per the servicer’s investor reports shall agree with cancelled checks, or other forms of payment, or custodial bank statements.

IV.                                 DELINQUENCIES

Records documenting collection efforts shall be maintained during the period a loan is in default and shall be updated at least monthly.  Such records shall describe the entity’s activities in monitoring delinquent contracts including, for example, phone calls, letters and payment rescheduling plans in cases where the delinquency is deemed temporary (e.g. illness or unemployment).